Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

June 25, 2012

VIA Edgar Correspondence

Valerie Lithotomos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Trust”) – Post Effective Amendment No. 46 to the Registration Statement on Form N-1A (the “Registration Statement”) (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

This letter responds to your comments conveyed to us during a telephone conference on June 18, 2012 relating to the Trust’s Post-Effective Amendment No. 46 (“PEA No. 46”), filed on April 13, 2012. The primary purpose of PEA No. 46 was to introduce the following new series of the Trust: Pring Turner Dow Jones Business Cycle ETF (the “Fund”). The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus and Statement of Additional Information (“SAI”).

1.	Comment: Please confirm that the Fund is not an index fund.

Response: We confirm that the Fund is not an index fund. The Fund’s Prospectus disclosure also states, under the “More Information About Principal Investment Strategies” section, that the Fund is an actively managed ETF.

2.	Comment: Please confirm that the Fund, as described in PEA No. 46, is consistent with the Trust’s exemptive relief.

Response: We confirm that the Fund described in PEA No. 46 is consistent with the Trust’s exemptive relief issued on May 28, 2010 (File No. 812-13677).

3.	Comment: Please confirm that the inclusion of the portfolio managers’ past performance, as described in the “Portfolio Manager’s Prior Record” section of the Fund’s Prospectus, is consistent with the Bramwell Funds, Inc. (File No. 811-08546) no action letter dated August 7, 1996.

Response: Consistent with the Bramwell Funds, Inc. no action letter, we confirm that (1) no other person other than Mssrs. Joe Turner and Tom Kopas played a significant part in achieving the Composite’s performance and (2) the performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s prospectus.

Valerie Lithotomos

June 25, 2012

* * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 202.739.5684 or John McGuire at 202.739.5654.

Very truly yours,

/s/ Laura E. Flores

Laura E. Flores

cc:    W. John McGuire, Esq.

          Noah Hamman

          Dan Ahrens